

May 3, 2011

Via E-mail
Roman Gordon, Chief Executive Officer
Cavitation Technologies, Inc.
10019 Canoga Avenue
Chatsworth, CA 91311

      Re: Cavitation Technologies, Inc.
             Form 10-K for Fiscal Year Ended June 30, 2009
             Filed September 28, 2009
             File No. 000-53239

Dear Mr. Gordon:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

1. We partially reissue comment one of our letter dated February 2, 2011. It is unclear:

   - If the purchasers referenced in the second paragraph of your revised draft disclosure—"the stockholders of Hydrodynamic Technology, Inc.,"—were the exact same purchasers as "the 5 accredited holders of Hydrodynamic Technology, Inc. Series A-1 Preferred Stock" who exchanged their preferred shares for your common stock, as indicated in the third paragraph of your revised draft disclosure;
   - How you calculated the 530,000 figure in your statement that "[i]n summary, we issued 530,000 warrants for services in fiscal 2009"; and

- How you calculated the 1,374,421 number of warrants, as described in "[f]urther, for fiscal 2009, we issued warrants to purchase 1,374,421 shares of Common Stock with exercise prices ranging from $0.60 to $1.75 per share."

Please advise and clarify in revised draft disclosure.

You may contact John Archfield (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director